B2GOLD CORP.
Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014
(Unaudited)

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Gold revenue	$120,258	$122,635	$249,278	$277,488

Cost of sales

Production costs	(65,929)	(63,428)	(128,234)	(133,773)
Depreciation and depletion	(28,380)	(18,906)	(53,690)	(33,137)
Royalties and production taxes	(3,976)	(4,100)	(8,286)	(8,039)
Inventory fair value adjustments on CGA acquisition	-	(515)	-	(32,869)

Total cost of sales	(98,285)	(86,949)	(190,210)	(207,818)

Gross profit	21,973	35,686	59,068	69,670

General and administrative	(13,094)	(10,509)	(20,416)	(17,289)
Share-based payments (Note 11)	(7,337)	(6,070)	(10,728)	(8,985)
Foreign exchange gains (losses)	1,666	157	1,334	(1,433)
CGA acquisition costs	-	-	-	(5,859)
Gain on sale of Brucejack royalty	-	44,496	-	44,496
Other	923	(1,111)	13	(2,306)

Operating income	4,131	62,649	29,271	78,294

Loss on fair value of convertible notes (Note 10)	(4,408)	-	(42,695)	-
Community relations	(1,253)	(2,599)	(2,762)	(3,297)
Interest and financing expense	(1,152)	(428)	(2,147)	(775)
Realized losses on derivative instruments	(318)	(790)	(884)	(1,195)
Unrealized gains (losses) on derivative instruments	1,035	(4,035)	947	(6,449)
Accretion of mine restoration provisions	(298)	(652)	(596)	(1,355)
Write-down of long-term investments (Note 7)	(2,745)	(14,987)	(3,007)	(18,481)
Other	(388)	70	1,080	(244)

(Loss) income before taxes	(5,396)	39,228	(20,793)	46,498

Current income tax, withholding and other taxes	(5,925)	(3,128)	(15,384)	(9,616)
Deferred income tax recovery (expense)	(208)	(3,029)	670	(3,748)

Net (loss) income for the period	$(11,529)	$33,071	$(35,507)	$33,134

Attributable to:
Shareholders of the Company	$(11,547)	$33,071	$(35,552)	$33,134
Non-controlling interests	18	-	45	-

Net (loss) income for the period	$(11,529)	$33,071	$(35,507)	$33,134

(Loss) earnings per share (attributable to shareholders
of the Company)
Basic	$(0.02)	$0.05	$(0.05)	$0.05
Diluted	$(0.02)	$0.05	$(0.05)	$0.05

Weighted average number of common shares outstanding (in thousands)
Basic	674,877	643,681	673,381	622,663
Diluted	674,877	646,609	673,381	626,965

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Net (loss) income for the period	$(11,529)	$33,071	$(35,507)	$33,134

Other comprehensive (loss) income

Items that may be reclassified subsequently to net earnings:
- Exchange differences on translating foreign operations	(3,532)	(12,863)	(859)	(22,014)
- Unrealized gain (loss) on investments, net of deferred tax expense (Note 7)	1,754	-	2,577	(3,138)
Reclassification adjustment for impairment loss on
investment to net earnings (Note 7)	-	3,138	-	4,545

Other comprehensive (loss) income for the period	(1,778)	(9,725)	1,718	(20,607)

Total comprehensive (loss) income for the period	$(13,307)	$23,346	$(33,789)	$12,527

Total other comprehensive (loss) income attributable to:
Shareholders of the Company	$(1,425)	$(9,725)	$1,804	$(20,607)
Non-controlling interests	(353)	-	(86)	-

	$(1,778)	$(9,725)	$1,718	$(20,607)

Total comprehensive (loss) income attributable to:
Shareholders of the Company	$(12,972)	$23,346	$(33,748)	$12,527
Non-controlling interests	(335)	-	(41)	-

	$(13,307)	$23,346	$(33,789)	$12,527

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Operating activities
Net (loss) income for the period	$(11,529)	$33,071	$(35,507)	$33,134
Mine restoration provisions settled	(353)	(399)	(609)	(594)
Non-cash charges (credits)
Depreciation and depletion	28,380	18,906	53,690	33,137
Loss on fair value of convertible notes (Note 10)	4,408	-	42,695	-
Share-based payments (Note 11)	7,337	6,070	10,728	8,985
Write-down of long-term investments (Note 7)	2,745	14,987	3,007	18,481
Deferred income tax (recovery) expense	208	3,029	(670)	3,748
Unrealized loss (gain) on derivative instruments	(1,035)	4,035	(947)	6,449
Accretion of mine restoration provisions	298	652	596	1,355
Gain on sale of Brucejack royalty	-	(44,496)	-	(44,496)
Inventory fair value adjustments on CGA acquisition	-	515	-	32,869
Amortization of deferred revenue	-	(9,387)	-	(18,782)
Other	(582)	7,433	195	7,126

Cash provided by operating activities before changes in
non-cash working capital	29,877	34,416	73,178	81,412

Changes in non-cash working capital (Note 14)	256	(7,868)	(22,323)	(2,668)
Changes in long-term value added tax receivables	(5,917)	(2,870)	(8,902)	(4,723)

Cash provided by operating activities	24,216	23,678	41,953	74,021

Financing activities
Revolving credit facilities, net drawdowns (Note 10)	25,000	25,000	25,000	50,000
Otjikoto equipment loan facility, drawdowns net of transaction costs (Note 10)	8,385	-	19,711	-
Repayment of Otjikoto equipment loan facility	(1,897)	-	(2,405)	-
Payment of finance lease obligations (Note 10)	(14,409)	(2,101)	(16,017)	(3,864)
Repayment of Libertad equipment loan	(222)	(150)	(377)	(150)
Masbate project loan repayments	-	(14,043)	-	(18,524)
Common shares issued for cash	382	655	1,796	1,954
Restricted cash movement (Note 9)	(1,100)	9,000	(3,069)	9,000
Interest and commitment fees paid	(1,213)	(865)	(7,237)	(1,300)
Financing costs relating to credit facility	-	(3,779)	-	(3,779)

Cash provided by financing activities	14,926	13,717	17,402	33,337

Investing activities
Expenditures on mining interests:
Otjikoto, mine construction	(39,123)	(35,038)	(89,032)	(42,875)
Otjikoto, mobile mine equipment	(212)	(22,893)	(6,973)	(22,893)
Otjikoto, power plant	379	-	(3,052)	-
Otjikoto, prestripping	(3,257)	-	(4,639)	-
Gramalote, prefeasibility and exploration	(4,881)	(17,708)	(8,136)	(32,545)
Masbate Mine, development and sustaining capital	(16,404)	(6,617)	(25,935)	(10,813)
Libertad Mine, development and sustaining capital	(9,546)	(7,147)	(15,937)	(12,105)
Libertad Mine, Jabali development	(998)	(4,611)	(2,382)	(8,127)
Limon Mine, development and sustaining capital	(5,346)	(3,941)	(10,186)	(7,986)
Other exploration and development (Note 14)	(8,275)	(9,097)	(16,453)	(15,807)
Cash received for EVI preference shares	-	-	5,487	-
Purchase of EVI preference shares	-	-	-	(6,458)
Cash acquired on CGA acquisition	-	-	-	56,088
CGA acquisition costs paid	-	-	-	(16,012)
Cash proceeds from sale of Brucejack royalty	-	44,496	-	44,496
Purchase of long-term investments	(736)	-	(736)	(3,997)
Other	534	140	697	(617)

Cash used by investing activities	(87,865)	(62,416)	(177,277)	(79,651)

(Decrease) increase in cash and cash equivalents	(48,723)	(25,021)	(117,922)	27,707

Cash and cash equivalents, beginning of period	183,537	120,677	252,736	67,949

Cash and cash equivalents, end of period	$134,814	$95,656	$134,814	$95,656

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	June 30,	December 31,
	2014	2013

Assets
Current
Cash and cash equivalents	$134,814	$252,736
Accounts receivable and prepaids	18,055	26,273
Value-added and other tax receivables	33,204	19,823
Inventories (Note 6)	80,298	75,665
	266,371	374,497
Long-term investments (carried at quoted market values) (Note 7)	23,969	20,769
Value-added tax receivables	34,907	28,875
Mining interests (Note 8 and Note 18 - Schedules)
- Owned by subsidiaries	1,629,496	1,517,277
- Investments in joint ventures	158,350	150,168
Goodwill	202,070	202,070
Other assets (Note 9)	19,062	16,070
	$2,334,225	$2,309,726
Liabilities
Current
Accounts payable and accrued liabilities	$43,794	$65,812
Current taxes payable	13,375	15,658
Current portion of long-term debt (Note 10)	10,496	12,965
Current portion of unrealized fair value of derivative instruments	909	2,563
Current portion of mine restoration provisions	1,345	1,351
Other	509	472
	70,428	98,821
Unrealized fair value of derivative instruments	848	205
Long-term debt (Note 10)	373,056	300,447
Mine restoration provisions	45,443	45,449
Deferred income taxes	187,205	186,811
Employee benefits obligation	5,261	6,626
	682,241	638,359
Equity
Shareholders’ equity
Share capital (Note 11)
Issued: 678,785,411 common shares (Dec 31, 2013 – 674,719,721)	1,532,132	1,519,217
Contributed surplus	53,883	52,333
Accumulated other comprehensive loss	(38,735)	(40,539)
Retained earnings	97,088	132,640
	1,644,368	1,663,651
Non-controlling interests	7,616	7,716
	1,651,984	1,671,367
	$2,334,225	$2,309,726

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30
(Expressed in thousands of United States dollars)
(Unaudited)

		2014

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2013	674,720	$1,519,217	$52,333	$(40,539)	$132,640	$7,716	$1,671,367
January 1, 2014 to June 30, 2014:
Net loss for the period	-	-	-	-	(35,552)	45	(35,507)
Cumulative translation adjustment	-	-	-	(773)	-	(145)	(918)
Unrealized gain on investments	-	-	-	2,577	-	-	2,577
Shares issued on exercise of stock options	1,587	1,796	-	-	-	-	1,796
Shares issued on vesting of RSU	2,478	7,805	(7,805)	-	-	-	-
Shares issued from incentive plan	-	15	-	-	-	-	15
Share based payments – expensed	-	-	10,728	-	-	-	10,728
Share based payments – capitalized to mining interests	-	-	1,926	-	-	-	1,926
Transfer to share capital on exercise of stock options and incentive plan	-	3,299	(3,299)	-	-	-	-

Balance at June 30, 2014	678,785	$1,532,132	$53,883	$(38,735)	$97,088	$7,616	$1,651,984

		2013

	Shares (‘000’s)	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Non- controlling interests	Total equity

Balance at December 31, 2012	393,308	$468,550	$35,383	$(6,793)	$62,807	$6,372	$566,319
January 1, 2013 to June 30,
Net income for the period	-	-	-	-	33,134	-	33,134
Shares issued for CGA Mining acquisition	251,973	984,870	-	-	-	-	984,870
Cumulative translation adjustment	-	-	-	(22,014)	-	(897)	(22,911)
Reclassify unrealized loss on investment from AOCL to income statement	-	-	-	4,545	-	-	4,545
Unrealized loss on investments	-	-	-	(3,138)	-	-	(3,138)
Shares issued on exercise of stock options	1,227	1,954	-	-	-	-	1,954
Shares issued on vesting of RSU	1,850	5,960	(5,960)	-	-	-	-
Shares issued to EVI	2,513	7,600	-	-	-	-	7,600
Share based payments – expensed	-	-	8,985	-	-	-	8,985
Share based payments – capitalized to mining interests	-	-	2,473	-	-	-	2,473
Tax benefit related to share issue costs	-	1,972	-	-	-	-	1,972
Transfer to share capital on exercise of stock options	-	801	(801)	-	-	-	-

Balance at June 30, 2013	650,871	$1,471,707	$40,080	$(27,400)	$95,941	$5,475	$1,585,803

See accompanying notes to condensed interim consolidated financial statements.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines), a fourth mine under construction in Namibia and a portfolio of development and exploration assets in Colombia, Burkina Faso and Nicaragua. The Company acquired control of CGA Mining Limited (“CGA”) on January 16, 2013, including its producing mine, the Masbate Mine, in the Philippines.

The Company operates the Libertad Mine and the Limon Mine in Nicaragua and the Masbate Mine in the Philippines. The Company has a 90% interest in the Otjikoto gold project in Namibia, an effective 81% interest in the Kiaka gold project in Burkina Faso, a 49% joint venture interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint operation in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint operations in Nicaragua with Radius Gold Inc. (“Radius”).

On June 3, 2014, the B2Gold entered into a Merger Implementation Agreement (“Merger Agreement”) with Papillon Resources Limited (“Papillon”), more fully described in Note 4, pursuant to which B2Gold agreed to acquire all of the issued and outstanding securities of Papillon.

B2Gold is a public company which is listed on the Toronto Stock Exchange under the symbol “BTO”, the NYSE MKT LLC under the symbol “BTG” and the Namibian Stock Exchange under the symbol “B2G”. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company, with the exception to the changes in accounting policies as described in Note 3 below.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 13, 2014.

3	Recent accounting pronouncements

IFRIC 21 – Levies

The Company adopted IFRIC 21 on January 1, 2014, with retrospective application. IFRIC 21 provides guidance on the accounting for a liability to pay a levy, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Asset and those where the timing and amount of the levy is certain. Levies are imposed by a government in accordance with legislation and do not include income taxes, fines or other penalties imposed for breaches of legislation. IFRIC 21 defines an obligating event as the legislatively identified activity that triggers the payment of the levy. Recognition of a liability to pay a levy is at the date of the obligating event. The fact that the Company is economically compelled to continue to operate in the future does not create an obligation to pay a levy that will arise in a future period as a result of continuing to operate.

The Company has concluded that the adoption of IFRIC 21 did not have an effect on the condensed interim consolidated financial statements for the current period or prior periods presented.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

4	Proposed asset acquisition

On June 3, 2014, B2Gold announced that it entered into a Merger Agreement with Papillon, pursuant to which B2Gold agreed to acquire all of the outstanding shares of Papillon based on an exchange ratio of 0.661 B2Gold common shares for each Papillon ordinary share held (“Merger Consideration”). B2Gold will also acquire all of the outstanding Papillon stock options (the “Papillon Options”) and issue B2Gold shares as consideration for the cancellation of the options based on the in-the-money amount of such Papillon Options determined by using the value implied by the Merger Consideration as at June 2, 2014.

The merger will be implemented by way of a Scheme of Arrangement under the Australian Corporations Act 2001 (“Scheme”). Upon completion of the Scheme, existing B2Gold shareholders and former Papillon shareholders will own approximately 74% and 26%, respectively, of the issued common shares of B2Gold following the completion of the transaction. B2Gold expects to issue an aggregate of up to 238 million common shares in connection with the Scheme.

Subject to receipt of all necessary Court, regulatory, shareholder and third party approvals, B2Gold expects the transaction to be completed on or about October 3, 2014.

The arrangement is expected to be accounted for by B2Gold as a purchase of net assets.

5	Significant accounting judgements and estimates

Impairment of Goodwill and Non-Current Assets

Goodwill and non-current assets are tested for impairment if there is an indicator of impairment, and in the case of goodwill, annually. Calculating the estimated fair values of cash generating units (“CGU”) for non-current asset impairment tests and CGUs for goodwill impairment tests requires management to make estimates and assumptions with respect to future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, net asset value (“NAV”) multiples, and discount rates. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

In the fourth quarter of 2013, goodwill was assessed for impairment and the Company concluded that the goodwill was not impaired. Key assumptions used for impairment testing were:

-	Gold price	$1,350/ounce
-	Silver price	$20/ounce
-	Discount rate	5% - 7%
-	NAV multiple	1.1

Ore reserve and resource estimates

Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges

Uncertain tax positions

The Company is periodically subject to income tax audits at its operating mine locations. During the six months ended June 30, 2014, the Company recorded provisions totalling $2.7 million representing its best estimate of the outcome of current assessments. The Company intends to appeal the assessments received and the final outcome of such appeals are not determinable at this time. The provisions made to date may be subject to change and such change may be material.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Value-added tax receivables

The Company incurs indirect taxes, including value-added tax, on purchases of goods and services at its operating mines and development projects. Indirect tax balances are recorded at their estimated recoverable amounts within current or long-term assets, net of provisions, and reflect the Company’s best estimate of their recoverability under existing tax rules in the respective jurisdictions in which they arise. Management’s assessment of recoverability involves judgments regarding balance sheet classification and the probable outcomes of claimed deductions and/or disputes. The provisions and balance sheet classifications made to date may be subject to change and such change may be material.

6	Inventories

	June 30,	December 31,
	2014	2013
	$	$

Gold and silver bullion	17,265	23,050
In-process inventory	7,288	8,471
Ore stock-pile inventory	13,662	3,427
Materials and supplies	42,083	40,717
	80,298	75,665

7	Long-term investments

	June 30, 2014					December 31, 2013

	Ownership	Cost	Impair- ment	AOCI	Fair Value	Ownership	Cost	Impair- ment	AOCI	Fair Value
	%	$	$	$	$	%	$	$	$	$

Available-for- sale investments:
St. Augustine Gold & Copper Ltd.	13.8%	20,193	(11,337)	-	8,856	13.8%	20,193	(8,452)	-	11,741
RTG Mining Inc.	12.1%	13,400	(4,011)	4,582	13,971	18.4%	8,803	(4,011)	-	4,792
Sierra Mining Limited	0%	-	-	-	-	7.9%	5,893	(3,867)	1,344	3,370
Calibre Mining Corp.	10.6%	5,068	(4,345)	402	1,125	10.6%	5,068	(4,222)	-	846
GoldStone Resources Ltd.	0.4%	20	-	(3)	17	0.4%	20	-	-	20

Balance, end of period		38,681	(19,693)	4,981	23,969		39,977	(20,552)	1,344	20,769

On June 4, 2014, RTG Mining Inc. (“RTG”) acquired all of the outstanding securities of Sierra Mining Limited (“Sierra”). The Company received three new ordinary shares of RTG for every ten shares held of Sierra. The transaction did not constitute a disposal; therefore, unrealized gains were not transferred from Accumulated Other Comprehensive Income (“AOCI”) to the statement of operations.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

8	Mining interests

	June 30,	December 31,
	2014	2013
	$	$

Property, plant & equipment (depletable)
Masbate Mine, Philippines
Cost (includes leased assets)	750,290	723,155
Accumulated depreciation and depletion	(62,800)	(40,744)

	687,490	682,411

Libertad Mine (including Jabali), Nicaragua
Cost	282,729	259,518
Accumulated depreciation and depletion	(105,047)	(83,927)

	177,682	175,591

Limon Mine, Nicaragua
Cost	132,537	120,139
Accumulated depreciation and depletion	(53,098)	(44,970)

	79,439	75,169

Masbate undeveloped mineral interests	176,460	176,460

Mineral properties (non-depletable)
Otjikoto, Namibia (mine under construction)	383,750	289,945
Kiaka, Burkina Faso	54,527	50,550
Mocoa, Colombia	28,506	28,200
Trebol & Pavon, Nicaragua	26,537	24,870
San Jose, Nicaragua	1,210	1,123
Calibre, Nicaragua	9,028	8,496
Other	1,357	861

	504,915	404,045

Corporate & other
Bellavista, Costa Rica	2,611	2,611
Office, furniture and equipment, net	899	990

	3,510	3,601

	1,629,496	1,517,277

Investments in joint ventures
(accounted for using the equity method)
Gramalote, Colombia	157,149	148,967
Quebradona, Colombia	1,201	1,201

	158,350	150,168

	1,787,846	1,667,445

Otjikoto

During the three and six months ended June 30, 2014, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $3.2 million and $5.7 million, respectively. This interest was calculated on an effective interest basis on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility (Note 10).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Other assets

	June 30,	December 31,
	2014	2013
	$	$

EVI loan receivable, including accrued interest	12,186	11,898
Debt service reserve account (Note 10)	3,628	1,149
Reclamation deposits	1,584	1,495
Other	1,664	1,528

	19,062	16,070

10	Long-term debt

	June 30,	December 31,
	2014	2013
	$	$

Convertible senior subordinated notes:
- Principal amount	258,750	258,750
- Fair value adjustment	21,302	(21,196)

	280,052	237,554

Revolving corporate credit facility:
- Principal amount	75,000	50,000
- Less: unamortized transaction costs	(2,925)	(3,399)

	72,075	46,601

Equipment loans/finance lease obligations:
- Masbate finance lease obligations	-	17,273
- Otjikoto equipment loan facility (net of unamortized transaction costs)	26,475	9,168
- Libertad equipment loan	4,950	2,816

	31,425	29,257

	383,552	313,412

Less: current portion	(10,496)	(12,965)

	373,056	300,447

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Convertible senior subordinated notes

As at June 30, 2014, the fair value of the convertible senior subordinated notes increased to $280.1 million, resulting in a change in fair value for the three and six months of $7.2 million and $47.6 million, respectively, including interest expense. For the three months ended June 30, 2014, the change in fair value of the notes recognized in the statement of operations was reduced to $4.4 million by $2.8 million of interest expense which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property. For the six months ended June 30, 2014, the change in fair value of the notes recognized in the statement of operations was reduced to $42.7 million by $4.9 million of interest expense which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property.

During the first quarter of 2014, the first interest payment of $5.1 million was made.

Revolving corporate credit facility

During the first quarter of 2014, the Company entered into an amending agreement pursuant to which the facility amount of the Senior Credit Facility was increased by $50 million to a total amount of $200 million, subject to updating security documents to reflect the increased amount of the facility.

During the three months ended June 30, 2014, the Company drew down an additional $25 million under the Senior Credit Facility. As at June 30, 2014 the Company had drawn down a total of $75 million under the Senior Credit Facility, leaving an undrawn balance of $125 million.

For the three and six months ended June 30, 2014, the interest and financing expense relating to the revolving corporate credit facility recognized in the statement of operations was reduced by $0.4 million and $0.8 million, respectively, which was attributable to eligible expenditures on the Otjikoto property and capitalized to the carrying amount of the property.

Masbate finance lease obligations

During the first quarter of 2014, the Company notified Leighton Holdings Limited (“Leighton”) that it was exercising its option to terminate the mining services agreement effective December 31, 2014 and would purchase the leased assets under the agreement. On June 30, 2014, the Company terminated the finance lease and took ownership of the leased assets.

Otjikoto equipment loan facility

During the three and six months ended June 30, 2014, a subsidiary of the Company, B2Gold Namibia drew $8.4 million and $20.3 million, respectively, under the facility. At June 30, 2014, the B2Gold Namibia had drawn $30.5 million under the facility leaving $5.2 million undrawn, based on current exchange rates. Transaction costs relating to the facility totalled approximately $1.5 million and are being recognized over the term of the facility using the effective interest rate method.

The Borrower is required to maintain a deposit in a debt service reserve account ("DSRA") with HSBC Bank Bermuda Limited equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At June 30, 2014, the balance in the DSRA was $3.6 million (Note 9).

Libertad equipment loan

During the first quarter of 2014, a subsidiary of the Company purchased mobile heavy equipment valued at $3.0 million (2013 - $4.2 million) for its Libertad operation. The Company paid 15% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 85%. The contracts have a sixty month term, with quarterly payments of principal and interest at a variable rate of LIBOR plus 4.0% . The loan is secured by the equipment.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11	Capital stock

The Company’s authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares. As at June 30, 2014, the Company had 678,785,411 common shares outstanding, including 2,705,000 common shares being held in trust under the Company’s Incentive Plan. No preferred shares were outstanding.

During the six months ended June 30, 2014, the Company granted 5.5 million stock options to employees and directors. These options have a weighted average exercise price of C$2.92, have a term of five years and vest over a period of up to three years. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 1.12%, an expected life of 2.7 years, an expected volatility of 60%, and a dividend yield rate of nil. The total number of stock options outstanding at June 30, 2014 was 42.7 million.

For the three and six months ended June 30, 2014, share-based payments expense, relating to the vesting of stock options, was $2.1 million and $4.2 million, respectively (2013 - $1.6 million and $4.1 million), net of $0.8 million and $1.7 million, respectively (2013 - $0.6 million and $1.6 million) capitalized to mining interests.

During the six months ended June 30, 2014, the Company granted 2.2 million restricted share units to employees and directors. The total number of restricted share units outstanding at June 30, 2014 was 2.7 million.

For the three and six months ended June 30, 2014, share-based payments expense, relating to the vesting of RSU, was $3.1 million and $4.4 million, respectively (2013 - $4.5 million and $4.9 million), net of $0.0 million and $0.2 million, respectively (2013 - $0.5 million and $0.9 million) capitalized to mining interests.

On April 30, 2014, 0.75 million common shares were awarded from the trust under the Incentive Plan to a senior employee of the Company. In connection with the award, the Company recorded a share-based payments expense of $2.1 million (the market value of the shares on the date of the award) in 2014.

12	Gold commitments

At June 30, 2014, the following gold forward contracts with respect to the Otjikoto Project were outstanding (by maturity dates):

	2015	2016	2017	2018	Total

Gold forward contracts:
- Ounces	35,496	52,986	55,716	48,216	192,414
- Average price per ounce (rand)	14,874	15,500	15,587	15,727	15,458

These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in rand for a portion of gold sales.

13	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, loan receivable from EVI (Note 9), long-term investments (Note 7), accounts payable and accrued liabilities, South African rand foreign exchange derivative contracts, gold derivative contracts, and debt (Note 10).

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Fair values
The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at June 30, 2014, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at June 30, 2014		As at December 31, 2013
	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Long-term investments (Note 7)	23,969	-	20,769	-
Convertible senior subordinated notes (Note 10)	-	280,052	-	237,554
Gold derivative contracts	-	848	-	205
South African rand foreign exchange derivative	-	908	-	2,563
contracts

The fair value of the convertible senior subordinated notes was determined using a broker’s price quote from an active market.

The fair value of the gold derivative contracts and South African rand foreign exchange derivative contracts was determined using prevailing market rates for instruments with similar characteristics.

The carrying values of accounts receivable and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The carrying value of the Company’s Senior Credit Facility approximates its fair value due to the floating rate nature of this instrument and the insignificant effect of changes in the Company’s credit risk on the credit spread of the loan facility.

The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

a)	Changes in non-cash working capital:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Accounts receivable and prepaids	323	(4,501)	2,729	(23,278)
Value-added and other tax receivables	(3,439)	(6,264)	(13,382)	2,177
Inventories	227	7,553	(6,151)	14,175
Accounts payable and accrued liabilities	3,267	(3,244)	(3,236)	11,159
Income and other taxes payables	(122)	(1,412)	(2,283)	(6,901)

	256	(7,868)	(22,323)	(2,668)

b)	Other exploration and development:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Kiaka Project, exploration	(1,672)	-	(3,557)	-
Masbate Mine, exploration	(776)	(2,419)	(2,435)	(4,454)
Libertad Mine, exploration	(1,108)	(1,735)	(2,274)	(2,720)
Limon Mine, exploration	(1,161)	(1,577)	(2,140)	(2,407)
Otjikoto, exploration/feasibility	(1,679)	(2,325)	(2,760)	(3,968)
Primavera, exploration	(174)	(251)	(508)	(774)
Mocoa, exploration	(166)	(206)	(294)	(453)
Trebol and Pavon, exploration	(1,134)	(56)	(1,735)	(202)
Other	(405)	(528)	(750)	(829)

	(8,275)	(9,097)	(16,453)	(15,807)

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

c)	Non-cash investing and financing activities:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30,	June 30,	June 30,	June 30,
	2014	2013	2014	2013
	$	$	$	$

Common shares issued for CGA acquisition	-	-	-	984,870
Common shares issued to EVI on assignment of its right to acquire an additional 5% interest in the Otjikoto property	-	1,000	-	1,000
Share-based compensation, capitalized to resource property interests	947	1,067	1,926	2,473
Equipment purchased under finance lease	-	-	2,115	-
Equipment purchased under equipment loan	-	-	2,512	3,271
Interest expense, capitalized to resource property interest	3,194	-	5,709	-
Change in accounts payable and accrued liabilities relating to resource property expenditures	4,051	6,486	(18,762)	7,809

d)	Other:

On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares (“Preference Shares”) in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately 59.3 million Namibian dollars. On February 24, 2014, EVI redeemed the preference shares held by B2Gold Namibia for 59.3 million Namibian dollars.

15	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	June 30,2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$

Salaries and short-term employee benefits	4,873	3,963	5,902	4,712
Share-based payments	5,401	2,721	6,497	3,661

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16	Segmented information

The Company’s reportable operating segments include its mining operations and development projects, namely the Limon, Libertad and Masbate mines, and the Otjikoto, Gramalote and Kiaka projects. The “Other Mineral Properties” segment consists of the Company’s interests in mineral properties which are at various stages of exploration. The “Corporate and Other” segment includes corporate operations and the Bellavista property in Costa Rica which is presently undergoing environmental and closure audits.

The Company’s segments are summarized in the following tables.

	For the three months ended June 30, 2014
	Limon Mine	Libertad Mine	Masbate Mine	Otjikoto Project	Gramalote Project	Kiaka Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$

Gold revenue	19,435	52,602	48,221	-	-	-	-	-	120,258

Production costs	11,123	24,395	30,411	-	-	-	-	-	65,929

Depreciation & depletion	4,883	11,167	12,330	-	-	-	-	64	28,444

Net income (loss)	2,463	8,425	476	(395)	-	(508)	938	(22,928)	(11,529)

Capital expenditures	6,508	11,651	17,179	43,891	4,881	1,672	1,878	30	87,690

Total assets	109,094	239,487	1,161,734	427,303	157,149	54,833	68,514	116,111	2,334,225

	For the three months ended June 30, 2013
	Limon Mine	Libertad Mine	Masbate Mine	Otjikoto Project	Gramalote Project	Kiaka Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$

Gold revenue	19,983	39,589	63,063	-	-	-	-	-	122,635

Production costs	9,659	19,056	34,713	-	-	-	-	-	63,428

Cost of sales – inventory fair value adjustments on CGA acquisition	-	-	515	-	-	-	-	-	515

Depreciation & depletion	4,095	5,511	9,300	-	-	-	-	46	18,952

Net income (loss)	3,653	6,650	(1,407)	-	-	-	(142)	24,317	33,071

Capital expenditures	5,518	13,493	8,099	60,256	17,708	-	1,653	38	106,765

Total assets	114,067	229,544	1,236,407	193,328	133,445		72,629	46,129	2,025,549

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	For the six months ended June 30, 2014
	Limon Mine	Libertad Mine	Masbate Mine	Otjikoto Project	Gramalote Project	Kiaka Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$
Gold revenue	37,751	102,599	108,928	-	-	-	-	-	249,278

Production costs	19,992	43,848	64,394	-	-	-	-	-	128,234

Depreciation & depletion	8,945	21,353	23,392	-	-	-	-	126	53,816

Net income (loss)	5,494	17,151	11,072	(129)	-	(508)	158	(68,745)	(35,507)

Capital expenditures	12,327	20,593	28,369	106,456	8,136	3,557	3,287	34	182,759

Total assets	109,094	239,487	1,161,734	427,303	157,149	54,833	68,514	116,111	2,334,225

	For the six months ended June 30, 2013
	Limon Mine	Libertad Mine	Masbate Mine	Otjikoto Project	Gramalote Project	Kiaka Project	Other Mineral Properties	Corporate & Other	Total
	$	$	$	$	$	$	$	$	$
Gold revenue	44,888	82,996	149,604	-	-	-	-	-	277,488

Production costs	20,117	36,190	77,466	-	-	-	-	-	133,773

Cost of sales – inventory fair value adjustments on CGA acquisition	-	-	32,869	-	-	-	-	-	32,869

Depreciation & depletion	7,761	11,672	13,704	-	-	-	-	88	33,225

Net income (loss)	8,144	19,632	1,838	-	-	-	(273)	3,793	33,134

Capital expenditures	10,393	22,952	14,330	69,736	32,545	-	3,428	279	153,663

Total assets	114,067	229,544	1,236,407	193,328	133,445	-	72,629	46,129	2,025,549

The Company’s mining interests are located in the following geographical locations

	June 30,	December 31,
	2014	2013
	$	$

Mining interests
Philippines	863,950	858,871
Nicaragua	295,253	286,110
Namibia	383,750	289,945
Colombia	186,856	178,368
Burkina Faso	54,527	50,550
Costa Rica	2,611	2,611
Canada	899	990

	1,787,846	1,667,445

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Commitments

As at Jun 30, 2014, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•

In connection with the proposed acquisition of Papillon described in Note 4, a reimbursement fee of $5.7 million is payable by the Company to Papillon if the Scheme is not successful due to specified events.

•	Purchase of $9.0 million of parts and equipment for the construction of the Otjikoto project mill and power plant in Namibia during the second half of 2014.

•	Payments of $2.8 million for Otjikoto project mobile equipment to be incurred in the first quarter of 2015.

•

Land payments of $8.7 million (the Company’s 49% share) with respect to the acquisition of land at the Gramalote project in Colombia. It is expected that $2.3 million will be paid in 2014, $6.1 million in 2015 and the remaining $0.3 million in 2016.

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

		Cost				Accumulated depreciation				Net carrying value

	Opening	Acquisition		Cumulative	Closing	Opening			Closing
	balance at	costs/	Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2013	Additions	write-offs	adjustments	Jun. 30, 2014	Dec. 31, 2013	Depreciation	write-offs	Jun. 30, 2014	Jun. 30, 2014	Dec. 31, 2013
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Masbate
- Masbate Mine	723,155	32,782	(5,647)	-	750,290	(40,744)	(22,857)	801	(62,800)	687,490	682,411
- Undeveloped mineral interests	176,460	-	-	-	176,460	-	-	-	-	176,460	176,460
Libertad (including Jabali)	259,518	23,211	-	-	282,729	(83,927)	(21,120)	-	(105,047)	177,682	175,591
Limon	120,139	12,398	-	-	132,537	(44,970)	(8,128)	-	(53,098)	79,439	75,169

	1,279,272	68,391	(5,647)	-	1,342,016	(169,641)	(52,105)	801	(220,945)	1,121,071	1,109,631

Mineral properties (non-depletable)
Otjikoto (mine under construction)	289,945	96,226	-	(2,421)	383,750	-	-	-	-	383,750	289,945
Kiaka	50,550	3,977	-		54,527	-	-	-	-	54,527	50,550
Mocoa	28,200	306	-		28,506	-	-	-	-	28,506	28,200
Trebol & Pavon	24,870	1,667	-		26,537	-	-	-	-	26,537	24,870
San Jose	1,123	87	-		1,210	-	-	-	-	1,210	1,123
Calibre	8,496	532	-		9,028	-	-	-	-	9,028	8,496
Other	861	496	-		1,357	-	-	-	-	1,357	861

	404,045	103,291	-	(2,421)	504,915	-	-	-	-	504,915	404,045

Corporate & other
Bellavista	2,611	-	-	-	2,611	-	-	-	-	2,611	2,611
Office, furniture & equipment	1,688	35	-	-	1,723	(698)	(126)	-	(824)	899	990

	4,299	35	-	-	4,334	(698)	(126)	-	(824)	3,510	3,601

Investments (incorporated joint
ventures)
Gramalote	148,967	8,182	-	-	157,149	-	-	-	-	157,149	148,967
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	150,168	8,182	-	-	158,350	-	-	-	-	158,350	150,168

	1,837,784	179,899	(5,647)	(2,421)	2,009,615	(170,339)	(52,231)	801	(221,769)	1,787,846	1,667,445

B2GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2014
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

		Cost				Accumulated depreciation				Net carrying value

	Opening	Acquisition		Cumulative	Closing	Opening			Closing
	balance at	costs/	Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2012	Additions	write-offs	adjustments	Dec. 31, 2013	Dec. 31, 2012	Depreciation	write-offs	Dec. 31, 2013	Dec. 31, 2013	Dec. 31, 2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Masbate
- Masbate Mine	-	723,155	-	-	723,155	-	(40,744)	-	(40,744)	682,411	-
- Undeveloped mineral interests	-	176,460	-	-	176,460	-	-	-	-	176,460	-
Libertad (including Jabali)	215,941	43,577	-	-	259,518	(51,673)	(32,254)	-	(83,927)	175,591	164,268
Limon	105,727	14,412	-	-	120,139	(27,349)	(17,621)	-	(44,970)	75,169	78,378

	321,668	957,604	-	-	1,279,272	(79,022)	(90,619)	-	(169,641)	1,109,631	242,646

Mineral properties (non-depletable)
Otjikoto (mine under construction)	118,798	210,252	-	(39,105)	289,945	-	-	-	-	289,945	118,798
Kiaka	-	50,550	-	-	50,550	-	-	-	-	50,550	-
Mocoa	27,539	661	-	-	28,200	-	-	-	-	28,200	27,539
Trebol & Pavon	24,333	537	-	-	24,870	-	-	-	-	24,870	24,333
San Jose	-	1,123	-	-	1,123	-	-	-	-	1,123	-
Cebollati	9,051	513	(9,564)	-	-	-	-	-	-	-	9,051
Calibre	7,112	1,384	-	-	8,496	-	-	-	-	8,496	7,112
Other	-	861	-	-	861	-	-	-	-	861	-

	186,833	265,881	(9,564)	(39,105)	404,045	-	-	-	-	404,045	186,833

Corporate & other
Bellavista	2,601	10	-	-	2,611	-	-	-	-	2,611	2,601
Office, furniture & equipment	1,173	515	-	-	1,688	(528)	(170)	-	(698)	990	645

	3,774	525	-	-	4,299	(528)	(170)	-	(698)	3,601	3,246

Investments (incorporated joint
ventures)
Gramalote	100,798	48,169	-	-	148,967	-	-	-	-	148,967	100,798
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	101,999	48,169	-	-	150,168	-	-	-	-	150,168	101,999

	614,274	1,272,179	(9,564)	(39,105)	1,837,784	(79,550)	(90,789)	-	(170,339)	1,667,445	534,724